K&L Gates LLP State Street Financial Center One Lincoln Street Boston, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

April 26, 2016

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Sonny Oh

Re: John Hancock Variable Insurance Trust (the “Trust”) — File Nos. 002-94157 and 811-041146

Amendment to Registration Statement on Form N-1A

Dear Mr. Oh:

On behalf of the Trust, we submit this letter in response to comments received by telephone on March 22, 2016, from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 112 under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 113 under the Investment Company Act of 1940, as amended, to the Trust’s Registration Statement on Form N-1A, filed with the SEC on February 12, 2016, accession no. 0001133228-16-007391 (the “Amendment”). The Amendment relates to the registration of Series I, Series II, and Series NAV shares, as applicable, of Money Market Trust and Money Market Trust B, each a series of the Trust (each a “Fund”).

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment, each comment and response relates to each class of shares of the Funds, and each comment relates to each Fund.

A.	Prospectus Comments

1.	Comments on “Fees and expenses

(a)	Please add information for “Shareholder fees” as described in Item 3 of Form N-1A.

Response — The Fund is a series of a registered investment company that sells its shares solely to insurance company separate accounts as investment options for variable contracts. As such, the Fund does not impose any shareholder fees. In accordance with General Instruction C.3.(d)(ii)(b) of Form N-1A, the Fund may modify disclosure in the prospectus consistent with offering the Fund an option for variable contracts. Accordingly, the requested information is not required to be disclosed in the Fund’s prospectus, and the Trust respectfully declines to make any changes in response to this comment.

(b)	In the fee table for Money Market Trust B, please disclose in a footnote who can terminate the contractual expense limitation arrangement, and under what circumstances.

Response — Money Market Trust B’s investment adviser cannot unilaterally terminate the Fund’s expense limitation arrangement prior to the date stated in the relevant footnote. The Trust discloses that the Fund’s contractual expense limitation expires on a specified date, unless renewed by mutual agreement of the Fund and its investment adviser based upon a determination that this is appropriate under the circumstances at that time. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Page 2 April 26, 2016

2.	Comments on “Past performance”

(a)	Please include the full explanation regarding the risk/return bar chart and table, as described in Item 4(b)(2)(i) of Form N-1A.

Response — Because the Fund does not compare its performance to a broad-based securities market index (as discussed further below in the response to Comment 2(b)), the Trust believes that the disclosure provided regarding the risk/return bar chart and table is consistent with the requirements of Item 4(b)(2) to the extent applicable to the Fund. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

(b)	Please include the returns of a broad-based securities market index, as described in Item 4(b)(2)(iii) of Form N-1A.

Response — The Fund’s practice of not including a broad-based securities market index is consistent with guidance from the staff of the SEC in its letter to the Investment Company Institute dated October 2, 1998 providing answers to frequently asked questions regarding Form N-1A and Rule 498 under the Securities Act (the “ICI Letter”). In the ICI Letter, in responding to question 4 under “Form N-1A—Bar Chart and Performance Table,” the SEC staff stated that “consistent with the requirements of Item 5, Management's Discussion of Fund Performance,1 a money market fund need not compare its performance to a broad-based securities market index.” Accordingly, the Trust respectfully declines to make any changes in response to this comment.

(c)	Please confirm that all information relating to the Fund’s average annual total return is accurate.

Response — The Trust so confirms.

3.	Comments on “Additional information about the funds”

(a)	Please include information responsive to Item 6 of Form N-1A, “Purchase and Sale of Fund Shares.”

Response — In accordance with General Instruction C.3.(d)(i)(C), the Fund has omitted information regarding purchase and sale of shares because it is not applicable to the Fund, due to the Fund’s shares being offered solely to insurance company separate accounts as investment options for variable contracts. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

(b)	Please revise the caption “Compensation of financial intermediaries” to match the caption set forth in Item 8 of Form N-1A.

Response — As permitted by General Instruction C.3.(d)(ii)(b) of Form N-1A, the Fund has modified the disclosure required by Item 8 consistent with offering the Fund as an option for variable contracts. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

___________________

[1]	The disclosure requirements regarding Management’s Discussion of Fund Performance currently are stated in Item 27(b)(7) of Form N-1A.

Page 3 April 26, 2016

4.	Comment — Because the “Liquidity risk” disclosure in the summary section describes this risk at greater length than the comparable disclosure under “Additional information about the funds‘ principal risks,” consider switching the two disclosures as the risk disclosure in response to Item 4(b) of Form N-1A is intended to be a summary statement of risks disclosed in response to Item 9(c).

Response — The Trust believes that the longer disclosure of liquidity risk in the fund summary section is appropriate given the Fund’s investment objective and principal investment strategies. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

5.	Comment — Please disclose whether the policies described under “Additional information about the funds’ investment policies” are principal or non-principal policies, and if there are any non-principal policies, please group them together following disclosure regarding principal policies.

Response — All of the information in this section relates to the Fund’s principal investment policies. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

6.	Comment—Please move the information regarding the Fund’s advisory fee schedule from Appendix A to “Management—Investment Management” and move the footnote following the fee schedule to the introductory paragraph.

Response — The Trust believes the current placement of the disclosure regarding the Fund’s advisory fee schedule complies with Form N-1A. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

B.	SAI Comments

7.	Comment — Please review the disclosure under “Investment Policies” to determine whether all of the disclosure is applicable to the Fund.

Response — The Trust will conduct this review.

8.	Comments on “Those Responsible for Management” and “The Subadvisory Agreement”

(a)	In “Those Responsible for Management,” please replace the birth year shown in the tables with information regarding the Trust’s Trustees and Officers with each Trustee’s and Officer’s age, as required by Item 17 of Form N-1A.

Response — Because the John Hancock fund complex is composed of over 200 funds with various fiscal year ends, numerous registration statement amendments are filed over the course of a year, including annual updates, new funds, and new share classes. As a result, it has been determined that stating the birth year of the Trustees and Officers is an administratively efficient method of providing information regarding the Trustees’ and Officers’ ages, and is responsive to Item 17 of Form N-1A. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

(b)	In “Those Responsible for Management,” please revise the tables with information regarding the Trust’s Trustees to conform to the columns and captions set forth in Item 17 of Form N-1A.

Response — The Trust believes that the presentation of Trustee information in the SAI is responsive to Item 17 of Form N-1A. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

Page 4 April 26, 2016

(c)	Please revise the “Compensation Table” under “Those Responsible for Management” to include all columns set forth in Item 17(b) of Form N-1A.

Response — Because there are no pension or retirement benefits for which Trustees of the Trust are eligible, there is no information to report regarding such benefits, as called for by the table as described in Item 17(b). Accordingly, the Trust respectfully declines to make any changes in response to this comment.

(d)	In the table under “Those Responsible for Management — Trustee Ownership of Funds,” please state each Trustee’s ownership of the Fund and other funds in the complex with the dollar ranges set forth in Item 17 of Form N-1A rather than stating a letter that references the dollar range.

Response — The Trust believes that the disclosure of Trustee ownership of the Fund and other funds in the complex in the SAI is responsive to Item 17 of Form N-1A. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

(e)	In “Investment Management Arrangements and Other Services — Subadvisory Agreements — Subadvisory Fees,” please disclose the method of calculating the subadvisory fees payable to the subadvisor, consistent with Item 19(a)(3) of Form N-1A.

Response — The Trust respectfully notes that Item 19(a)(3) of Form N-1A requires the disclosure of information regarding “the advisory fee payable by the Fund.” As the subadvisory fees are paid by the adviser, and not the Fund, the Trust respectfully declines to make any changes in response to this comment.

9.	Comment — Under “Policy Regarding Disclosure of Portfolio Holdings,” please disclose whether persons who receive information regarding portfolio holdings are required to refrain from trading on this information until it is public.

Response — We note that this section states, in pertinent part, that “Exceptions to the portfolio holdings release policy can be approved only by the Trust’s Chief Compliance Officer (“CCO”) or the CCO’s duly authorized delegate after considering: .. . . (b) the procedures that will be used to ensure that such information remains confidential and is not traded upon.” Accordingly, the Trust respectfully declines to make any changes in response to this comment.

_____________________________________________________

The staff has requested that the Trust provide the following representations in its response to the staff’s comments:

In connection with the Amendment, the Trust acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;

2.	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Amendment; and

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * *

Page 5 April 26, 2016

The Trust, on behalf of the Fund, intends to file definitive forms of prospectus and SAI that will reflect the above responses to the staff’s comments. If you have any questions, please call me at (617) 261-3240 or Betsy Anne Seel, Assistant Secretary of the Trust, at (617) 663-2166.

Sincerely,

/s/ George P. Attisano
George P. Attisano

Cc:	Betsy Anne Seel